The Bad Stuff, Inc.



ANNUAL REPORT

12121 Wilshire Blvd. Suite 600

Los Angeles , CA 90025

0

www.TheBadStuff.com

This Annual Report is dated May 1, 2025.

BUSINESS

The Bad Stuff produces an award winning Tequila produced from 100 percent Blue Weber Agave sourced and distilled in the highlands of Arandas, Mexico, within the most preeminent region for Tequila, the Golden Triangle. Derived from a 93 year old family history, we distill smaller numbered batches of Extra Anejo Tequila (aged 3 years in new French oak), an 8 month Reposado (in production), and recently blended a specially limited 12 year Tequila as well as an amazing Blanco (Silver) Tequila. Ranches for the agave chosen are pesticide free; In seeking a minimal carbon footprint our distillery employs wood chips for steam generation powering ovens to produce the award winning juice. Our company is proud to maintain sales in states throughout the USA primarily through word of mouth. With proof of concept, The Bad Stuff is preparing to launch a campaign to broaden our loyal customer base. We currently sell in small liquor stores to larger chains including Total Wine in California and Texas. We also can be found in upscale bars and restaurants. The Bad Stuff began as a California LLC (The Bad Stuff LLC) in 2015 and merged into a Delaware C Corporation (The Bad Stuff Inc.) in 2020.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $850,540.00

Number of Securities Sold: 2,190,036

Use of proceeds: Inventory, salary for master distiller, accounting.

Date: November 30, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

NEED SOME EXPLANATION HERE AS TO WHY REVENUES ARE DOWN FROM 2023

Historical results and cash flows:
Gross revenue has been steady and growing in 2020 even during this pandemic. We anticipate increased growth in 2021 based upon a growing customer base, a growing overall interest in tequila in the United States which comprises most of the world's buying of tequila, as well as adding other product lines: 2021 Reposado sales, 2021 Blanco sales, 2021 Doce sales. As represented herein, our first batch of Reposado is scheduled for delivery in December 2020. Our first batch of Blanco is estimated for delivery in Q1 2021. Our first batch of Doce is estimated for delivery in Q2 2021.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $37,088.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

N/A

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Darren Enenstein

Darren Enenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)

Dates of Service: July, 2020 - Present

Responsibilities: Darren Enenstein is the Chairman of the Board, a director, is CEO of The Bad Stuff Inc., and is CFO. Mr. Enenstein is trustee of The 2406 Paradise Trust which is his family trust. Darren Enenstein is married to Susy Enenstein. Susy Enenstein is a beneficiary of The 2406 Paradise Trust. The Paradise Trust owns a fully diluted 50.6% interest in The Bad Stuff Inc. Darren Enenstein does not receive a salary. Darren Enenstein's primary role as CEO is to oversee and direct marketing, sales, strategic relationships, and investor relations. General Oversight. Formerly Chairman and Manager of the LLC. Darren Enenstein does not fully dedicate all of his work time to The Bad Stuff Inc. and is also a practicing attorney.

Position: Chief Financial Officer (CFO)

Dates of Service: July, 2020 - Present

Responsibilities: Tax and accounting oversight. Formerly Manager of the LLC.

Position: Member of the Board of Directors

Dates of Service: July, 2020 - Present

Responsibilities: Corporate Board. Was on the board of the prior LLC.

Position: Chairman of the Board

Dates of Service: July, 2020 - Present

Responsibilities: Corporate Board. Was on the board of the prior LLC.

Other business experience in the past three years:

Employer: Enenstein Pham & Glass, LLP

Title: Partner

Dates of Service: January, 2019 - Present

Responsibilities: Law partner.

Other business experience in the past three years:

Employer: Enenstein Pham & Glass APC

Title: Shareholder

Dates of Service: September, 2009 - December, 2018

Responsibilities: Managing the law firm.

Name: Susy Enenstein

Susy Enenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors

Dates of Service: July, 2020 - Present

Responsibilities: Susy Enenstein is a director of The Bad Stuff Inc. and is its Corporate Secretary. Mrs. Enenstein is a beneficiary of The 2406 Paradise Trust. The Paradise Trust owns a fully diluted 50.6% interest in The Bad Stuff Inc. Susy Enenstein does not receive a salary. Susy Enenstein's primary responsibilities are to act in her capacity as a board member by voting as needed on key issues, and to facilitate corporate documents. Board Oversight. Was also a board member of the prior LLC.

Position: Corporate Secretary

Dates of Service: July, 2020 - Present

Responsibilities: Corporate secretary role

Name: Phillip "Felipe" Soto

Phillip "Felipe" Soto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: July, 2020 - Present

Responsibilities: Phillip Soto is the acting President of The Bad Stuff Inc. and a director. Mr. Soto receives a salary and benefits of approximately $70,000 per annum. Mr. Soto's primary role to supervise product development, distillation, and production. Day to day oversight, head of production, master distiller. Same roles as well as Manager of prior LLC.

Position: Member of the Board of Directors

Dates of Service: July, 2020 - Present

Responsibilities: Corporate Board. Was on the board of the prior LLC.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: 2406 Paradise Trust

Amount and nature of Beneficial ownership: 6,860,323

Percent of class: 55.03

RELATED PARTY TRANSACTIONS

n/a

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,528,571 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 13,276,241 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding on a fully diluted basis (13,276,241) includes 12,590,229 shares issued and 66,012 shares reserved pursuant to a stock option plan.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the security should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any type of security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to maximum permissible funding of $1,069,999.70 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate possibly needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of goods, for the sale of Tequila. Our revenues are therefore dependent upon the market for this. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage for single barrel grouping expressions and have purchase 2,000 liters of 12-year Tequila. Delays or cost overruns in the development of the 12 year production line and new product lines is possible, in addition to agave plant shortages, which could cause products to fail to meet our performance estimates. Failure to meet performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Furthermore, tariffs can also render the pricing scheme of marketability of the products difficulty to impossible. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits The Bad Stuff Inc was formed on July 6, 2020, and was formerly an

LLC founded in 2015. Merger from The Bad Stuff LLC to The Bad Stuff Inc. occurred on September 1, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Bad Stuff Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The Bad Stuff Extra Anejo Tequila is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The Bad Stuff Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on The Bad Stuff Inc. could harm our reputation and materially negatively impact our financial condition and business. The company's sales need improving which appears to necessitate a serious social media campaign. Social media campaigns can be hit or miss, and often miss. We are reaching out to companies and individuals who represent Instagram social media followings in excess of 10,000 persons. A few have six and low seven-figure followers. However, how these people present the product and assist in marketing our online presence through a retailer via LoveTequila.shop could affect sales. Production Costs Fluctuate Agave prices and fuel prices can fluctuate decreasing profit margins. Sales disruptions due to COVID-19 COVID has disrupted supply chains for many companies. it has damaged our sales to restaurants and bars, though at present only a small percentage of our sales. Our sales through distributors in Texas and New Jersey started strong in 2020 but have slowed. Our supply to Total Wine in California and Texas is slow and due to shelter in place, we have limited paid efforts to visit these stores. A telephone campaign to Total Wine has led to a restock order at one Total Wine because they ran out of product, but at another that only had 1 bottle remaining, we were not able to achieve a reorder. Our relationship with Total Wines in Texas is stronger due to a sales broker relationship and a reliable distributor. Prospective account delays due to COVID-19 The interest by the 17 state distributor BreakThru and Gibsons restaurants has stalled due to COVID. They love our product but are dealing with COVID and have delayed new product acceptance. The same is true for Georgia distributor Eaglerocks who is interested once COVID issues settle down. We don't have a definitive restart time with these two distributors but will keep probing every few months for a restart. We were able to obtain distribution in Florida, New York, Illinois, and Colorado through LibDib. Reposado Production delay Our Reposado production (dry goods) is slow but completing in July 2020. This is due to COVID and Mexican Civil Authority orders. Some progress is being made. The recipe is completed and the distillery as I understand is ready to produce as soon as dry goods are complete. Launching new Extra Anejo label and design Our Batch 4 label is new. Though peer groups and advisors appreciate the new label, the true test for this is the marketplace. Sales is everything. The glass stopper depicted in the PowerPoint is still underway, and completion has been slow. We continue to politely inquire as to completion but I don't presently have an exact ETA. The glass stopper top will most likely be implemented for Extra Anejo batch 5 which will be likely in 2021. Therefore, the top for the black and gold batch 4 Extra Anejo bottle will be a black plastic top, similar to the brown plastic topic currently used on the prior bottles. Loss of Maestro Catador Phillip "Felipe" Soto Mares is 67 years old. If he passes away, this would be damaging to the company. Though we have all vendor and distillery contacts, their familiarity is primarily, at this time, with Felipe. Inherent Risk Investing in a small young company has inherent risks including but not limited to the following: should the company lose a key person through death, disability, withdrawal, resignation, termination, or any other means, this material loss could significantly affect the company's ability to perform daily operations or to succeed. Key persons possess specific knowledge base that is most often difficult to replace, even when a company attempts overlap of its knowledge base amongst personnel. Loss of Key Persons The Bad Stuff Inc. is a small company with each key person possessing specified skills, experiences, and knowledge base. Though the company maintains a cloud hard drive to maintain some of this knowledge base, there is a substantial amount of information that is not contained in the cloud hard drive. The loss, disability, termination, or resignation of any key person can negatively and substantially impact the Company. Key person include but are not limited to our CEO, and our master distiller. Ambiguity or conflict between Deck and Risk Factors In the event there is a conflict between presentation deck graphics and Legal Risk Factors, the meaning in the Legal Risk Factors shall prevail and supersede. Doing Business In Mexico Doing business in Mexico has its uncertainties. Challenges to product production include but are not limited to: 1. Insurrection, 2. Fuel crises, 3. Crime, 4. Border issues, 5. Natural disasters or other acts of God, 6. Corona Virus delays including loss of work force and production restrictions. Time Commitment and No Legal Advice Phillip Felipe Soto as President spends full time working efforts on The Bad Stuff Inc. Darren Enenstein spends the majority of his time on The Bad Stuff Inc. but is also a licensed attorney and partner in a law firm. Darren Enenstein continues to practice law separate and apart from The Bad Stuff Inc. Darren Enenstein is not an attorney for The Bad Stuff Inc., and does not represent as counsel The Bad Stuff Inc. Darren Enenstein offers no legal advice concerning or relating to this Offering in any way, either express or implied. Investors will need to seek their own legal advice concerning this Offering.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2025.

The Bad Stuff, Inc.

By   /s/ *Darren Enenstein*

    Name: The Bad Stuff, Inc.

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS



DARREN S. ENENSTEIN
12121 Wilshire Blvd STE
600, Los Angeles, CA
90025
310-899-2072
dse@thebadstuff.com

April 23, 2025

I, Darren Enenstein, the CEO of The Bad Stuff, Inc., hereby certify that the financial statements of The Bad Stuff, Inc. and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. The Bad Stuff, Inc. has not yet filed its federal tax return for 2024, but has filed for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 23rd day of April, 2025.

By:_____

Darren S. Enenstein

CEO

Chairman of the Board

The Bad Stuff, Inc
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
10000 1st Century - Main 5885	37,088.65
10001 1st Century - Debit 8060	105.14
10002 1st Century - Payroll 8087	0.00
10200 MHW	6,876.50
10400 Bill.com Money In Clearing	0.00
10401 Bill.com Money Out Clearing	0.00
Total Bank Accounts	$ 44,070.29
Accounts Receivable	
11000 Accounts Receivable (A/R)	14,143.96
Total Accounts Receivable	$ 14,143.96
Other Current Assets	
12100 Inventory Asset	127,460.20
12101 Reposado - Aging	106,500.00
12200 Advanced Inventory Deposits	0.00
Total 12100 Inventory Asset	$ 233,960.20
15000 Prepaid Expenses	0.00
Uncategorized Asset	0.00
Total Other Current Assets	$ 233,960.20
Total Current Assets	$ 292,174.45
Fixed Assets	
14000 Secret Process	1,000.00
14001 Secret Formula	5,825,540.00
14200 Bottle Moulds	9,500.00
14201 Cap Moulds.Tooling	17,750.00
14500 Website	8,732.50
17000 Accum Amort & Deprec	-2,994,185.25
Total Fixed Assets	$ 2,868,337.25
Other Assets	
14600 Loan Fees	81,813.00
Total Other Assets	$ 81,813.00
TOTAL ASSETS	$ 3,242,324.70
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	0.00
Total Accounts Payable	$ 0.00
Other Current Liabilities	

73002 Payroll Tax Payable		0.00
P Soto Outstanding Payroll Payable		0.00
Short Term Loan		0.00
Total Other Current Liabilities	**$**	**0.00**
Total Current Liabilities	**$**	**0.00**
Long-Term Liabilities		
20600 Reposado Note Payable		0.00
20601 Stories & Cronies		13,739.00
20602 Darren Enenstein		-28,946.42
20603 SBA Loan Covid 19		-2,000.00
Total Long-Term Liabilities	**-$**	**17,207.42**
Total Liabilities	**-$**	**17,207.42**
Equity		
31000 Partner Contributions		215,854.45
32000 Retained Earnings		-2,338,155.34
33000 Common Stock		642,119.96
33050 Common Stock - Crowdfunding		202,506.53
Total 33000 Common Stock	**$**	**844,626.49**
33100 Paid-In Capital or Surplus		5,044,489.00
Opening Balance Equity		95,809.87
Net Income		-603,092.35
Total Equity	**$**	**3,259,532.12**
TOTAL LIABILITIES AND EQUITY	**$**	**3,242,324.70**

The Bad Stuff, Inc
Profit and Loss
January - December 2024

		Total
Income		
41000 Sales of Product Income		65,849.04
Total Income	$	65,849.04
Cost of Goods Sold		
50000 Cost of Goods Sold		34,292.43
51101 Freight Out		4,088.52
52020 Warehouse Service & Storage Fees		50,391.74
52030 Production Management		7,400.00
Total Cost of Goods Sold	$	96,172.69
Gross Profit	-$	30,323.65
Expenses		
60100 Advertising & Marketing		75,177.16
60400 Bank Charges & Fees		1,402.82
61500 Bad Debts		43,814.65
62500 Dues & subscriptions		695.00
66700 Legal & Professional Fees		11,695.09
66701 Accounting		1,200.00
Total 66700 Legal & Professional Fees	$	12,895.09
67000 Interest Expense		15,232.68
69000 Meals		2,000.50
69500 Office Supplies & Expenses		1,046.27
73001 Payroll Tax Exp - ER		84.00
73600 Computer/Internet/Software Disposible		6,876.06
74000 Taxes & Licenses		3,520.00
74010 Distilled Spirits Sales & Use Tax		6,018.09
Outside Services		14,449.50
Payroll Fees		820.00
Total Expenses	$	184,031.82
Net Operating Income	-$	214,355.47
Other Expenses		
62400 Depreciation & Amortization		388,368.00
Reconciliation Discrepancies		368.88
Total Other Expenses	$	388,736.88
Net Other Income	-$	388,736.88
Net Income	-$	603,092.35

The Bad Stuff, Inc
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
10000 1st Century - Main 5885	26,061.86
10001 1st Century - Debit 8060	255.08
10002 1st Century - Payroll 8087	744.28
10200 MHW	8,005.86
10400 Bill.com Money In Clearing	0.00
10401 Bill.com Money Out Clearing	0.00
Total Bank Accounts	**$ 35,067.08**
Accounts Receivable	
11000 Accounts Receivable (A/R)	64,008.01
Total Accounts Receivable	**$ 64,008.01**
Other Current Assets	
12100 Inventory Asset	133,922.73
12101 Reposado - Aging	106,500.00
12200 Advanced Inventory Deposits	0.00
Total 12100 Inventory Asset	**$ 240,422.73**
15000 Prepaid Expenses	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$ 240,422.73**
Total Current Assets	**$ 339,497.82**
Fixed Assets	
14000 Secret Process	1,000.00
14001 Secret Formula	5,825,540.00
14200 Bottle Moulds	9,500.00
14201 Cap Moulds.Tooling	17,750.00
14500 Website	8,732.50
17000 Accum Amort & Deprec	-2,605,817.25
Total Fixed Assets	**$ 3,256,705.25**
Other Assets	
14600 Loan Fees	81,813.00
Total Other Assets	**$ 81,813.00**
TOTAL ASSETS	**$ 3,678,016.07**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	24,451.06
Total Accounts Payable	**$ 24,451.06**
Other Current Liabilities	
73002 Payroll Tax Payable	0.00

P Soto Outstanding Payroll Payable		26,000.00
Short Term Loan		0.00
Total Other Current Liabilities	$	26,000.00
Total Current Liabilities	$	50,451.06
Long-Term Liabilities		
20600 Reposado Note Payable		112,062.50
20601 Stories & Cronies		13,739.00
20602 Darren Enenstein		12,000.00
20603 SBA Loan Covid 19		-2,000.00
Total Long-Term Liabilities	$	135,801.50
Total Liabilities	$	186,252.56
Equity		
31000 Partner Contributions		215,854.45
32000 Retained Earnings		-1,729,010.32
33000 Common Stock		271,259.00
33050 Common Stock - Crowdfunding		202,506.53
Total 33000 Common Stock	$	473,765.53
33100 Paid-In Capital or Surplus		5,044,489.00
Opening Balance Equity		95,809.87
Net Income		-609,145.02
Total Equity	$	3,491,763.51
TOTAL LIABILITIES AND EQUITY	$	3,678,016.07

The Bad Stuff, Inc
Profit and Loss
January - December 2023

		Total
Income		
41000 Sales of Product Income		212,554.33
Total Income	$	**212,554.33**
Cost of Goods Sold		
50000 Cost of Goods Sold		136,399.12
51101 Freight Out		13,507.98
52020 Warehouse Service & Storage Fees		41,275.80
Total Cost of Goods Sold	$	**191,182.90**
Gross Profit	$	**21,371.43**
Expenses		
60100 Advertising & Marketing		56,077.91
60400 Bank Charges & Fees		3,279.52
61000 Transportation		2,083.94
63000 Sales Commissions		3,341.20
63100 Sales Consulting		3,900.00
66500 Insurance		10,611.82
66700 Legal & Professional Fees		7,985.00
66701 Accounting		13,600.00
Total 66700 Legal & Professional Fees	$	**21,585.00**
67000 Interest Expense		31,312.50
67200 Repairs & Maintenance		239.23
68400 Travel		1,276.79
68600 Utilties-Telephone, etc		2,571.74
69000 Meals		1,873.08
69500 Office Supplies & Expenses		941.04
69700 Miscellaneous Expense		1,617.01
71500 Postage & Delivery		1,156.81
73000 Gross Salaries		33,333.35
73001 Payroll Tax Exp - ER		4,223.36
73600 Computer/Internet/Software Disposible		8,738.74
74000 Taxes & Licenses		3,491.65
74010 Distilled Spirits Sales & Use Tax		2,083.43
74050 Licensing & Permits		1,252.00
Outside Services		50,720.20
Payroll Fees		1,597.50
Total Expenses	$	**247,307.82**
Net Operating Income	-$	**225,936.39**
Other Expenses		
62400 Depreciation & Amortization		388,368.00
Reconciliation Discrepancies		-5,159.37
Total Other Expenses	$	**383,208.63**
Net Other Income	-$	**383,208.63**
Net Income	-$	**609,145.02**

The Bad Stuff, Inc
Statement of Cash Flows
January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income		-609,145.02
Adjustments to reconcile Net Income to Net Cash provided by operations:		
11000 Accounts Receivable (A/R)		-22,951.30
12100 Inventory Asset		45,344.00
12200 Inventory Asset:Advanced Inventory Deposits		91,055.12
17000 Accum Amort & Deprec		388,368.00
20000 Accounts Payable (A/P)		21,258.76
73002 Payroll Tax Payable		1,523.82
P Soto Outstanding Payroll Payable		26,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	550,598.40
Net cash provided by operating activities	-$	58,546.62
INVESTING ACTIVITIES		
14201 Cap Moulds.Tooling		-5,187.50
Net cash provided by investing activities	-$	5,187.50
FINANCING ACTIVITIES		
20600 Reposado Note Payable		2,062.50
20602 Darren Enenstein		12,000.00
20603 SBA Loan Covid 19		-5,000.00
32000 Retained Earnings		70,790.93
Net cash provided by financing activities	$	79,853.43
Net cash increase for period	$	16,119.31
Cash at beginning of period		18,947.77
Cash at end of period	$	35,067.08

Monday, Apr 21, 2025 06:18:41 PM GMT-7

The Bad Stuff, Inc
Statement of Cash Flows
January - December 2024

		Total
OPERATING ACTIVITIES		
Net Income		-603,092.35
Adjustments to reconcile Net Income to Net Cash provided by operations:		
11000 Accounts Receivable (A/R)		49,864.05
12100 Inventory Asset		6,462.53
12200 Inventory Asset:Advanced Inventory Deposits		0.00
17000 Accum Amort & Deprec		388,368.00
20000 Accounts Payable (A/P)		-24,451.06
P Soto Outstanding Payroll Payable		-26,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	394,243.52
Net cash provided by operating activities	-$	208,848.83
FINANCING ACTIVITIES		
20600 Reposado Note Payable		-112,062.50
20602 Darren Enenstein		-40,946.42
33000 Common Stock		370,860.96
Net cash provided by financing activities	$	217,852.04
Net cash increase for period	$	9,003.21
Cash at beginning of period		35,067.08
Cash at end of period	$	44,070.29

Monday, Apr 21, 2025 06:18:09 PM GMT-7

Class	Number of Shares Outstanding	Percent Outstanding	Number of Shares (Fully Diluted)	Percent Outstanding (Fully Diluted)
Common Stock	14,660,359	97.8%	14,660,359	90.0%
Warrants	0	0.0%	992,059	6.1%
2020 Stock Plan	322,597	2.2%	645,687	4.0%
Total	**14,982,956**	**100.0%**	**16,298,105**	**100.0%**

2020 Stock Plan Authorized	**686,012**
2020 Stock Plan Issued	**362,922**
2020 Stock Plan Remaining	**323,090**
Total Shares Outstanding (Fully Dilute	**16,298,105**
Common Stock Authorized	**20,000,000**

NOTE 1 – NATURE OF OPERATIONS

The Bad Stuff, Inc. was formed on July 6, 2020 ("Inception") in the State of Delaware, with assets of The Bad Stuff, LLC, a California Limited Liability Company, merged therein. The financial statements of The Bad Stuff Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

The Bad Stuff Inc. manufactures and imports Tequila products through its licenses, and distributes in California pursuant to its sole distributor license. The Bad Stuff Inc. also sells to distributors in approximately 20 other states. The Bad Stuff Inc. maintains its products through its compliance wherehouse relationship at MHW.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sales to licensed distributors outside of California, and licensed retailers within California when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California and Delaware state jurisdictions as applicable. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception as a Delaware Corporation, and possibly prior thereto as a California LLC. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company maintains inventory at its compliance warehouse, and retired all major debts.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers except for a limited co-employer lawsuit covered by millions in insurance, with a demand of $350,000, and a mediation scheduled for May 2025. Additional commitments include:

- Short-term and long-term contractual obligations with the suppliers for future purchases
- Capital expenditure commitment contracted but not yet incurred;

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2024, the company has issued 14,658,546 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

   I, Darren Enenstein, Principal Executive Officer of The Bad Stuff, Inc., hereby certify that the financial statements of The Bad Stuff, Inc. included in this Report are true and complete in all material respects.

Darren Enenstein

CEO